Via Facsimile and U.S. Mail
Mail Stop 6010

May 18, 2007

Mr. Mark S. McAndrew
Chairman and Chief Executive Officer
Torchmark Corporation
3700 South Stonebridge Drive
McKinney, TX 75070

Re: Torchmark Corporation
**   Form 10-K for the Year Ended December 31, 2006**
**   Filed March 1, 2007**
**   File No. 001-08052**

Dear Mr. McAndrew:

        We have completed our review of your Form 10-K and have no further comment at this time.

                                Sincerely,

                                Jim Atkinson
                                Accounting Branch Chief